October 30, 2013

VIA EDGAR TRANSMISSION

Mr. James O’Connor, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549-8626

Re:	Corporate Capital Trust, Inc. -- Registration Statement on Form N-2 (File No. 333-189544)

Dear Mr. O’Connor:

On behalf of Corporate Capital Trust, Inc. (the “Company”), we hereby request acceleration of the effective date of the above referenced registration statement to 10:00 a.m. (EDT) on Friday, November 1, 2013, or as soon thereafter as practicable.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above referenced registration statement. Further, in connection with this acceleration request, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

Mr. James O’Connor, Esq.
October 30, 2013

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 202-942-5636 or, in his absence, Richard E. Baltz at (202) 942-5124, if you have any questions regarding the above. Thank you.

Sincerely,

/s/ Darren C. Skinner